Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Call Notice for Special Shareholders’ Meeting to be held on February 11, 2009

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

Federal Corporate Taxpayer ID CNPJ No. 33.256.439/0001-39	State Enrollment NIRE . 35.300.109.724

Call Notice

SPECIAL SHAREHOLDERS’ MEETING

Shareholders of Ultrapar are hereby invited to attend the Special Shareholders' Meeting to be held on February 11, 2009, at 2:00 PM, at the company’s headquarters located at Av. Brigadeiro Luís Antônio, 1343, 9th floor, in the City and State of São Paulo, in order to be informed of:

(i)
the increase of the capital stock of the wholly-owned subsidiary of Ultrapar Participações S.A. (“Company”), Refinaria de Petróleo Riograndense S.A. (“RPR”), with the admission of new shareholders in its capital stock, and the resulting change of its condition from wholly-owned subsidiary to a multiple shareholder company, and

(ii)
the conditions for the exercise of the preemptive right to subscribe to new shares of RPR issued as a result of its capital increase, by the Company’s shareholders, proportionally to the number of shares held by them on this date, according to article 253, II, Law No. 6.404/76.

(Call notice for the Special Shareholders Meeting of Ultrapar Participações S.A. on January 27, 2009)

Each shareholder may exercise the preemptive right to subscribe to new shares of RPR proportionally to the number of common and/or preferred shares held by them on this date, and each shareholder may only subscribe to new shares of RPR of the same type of the shares already owned by such shareholder.

In order to attend the Special Shareholders’ Meeting, holders of preferred shares that are held in custody must provide a shareholder position statement provided by the custodian, showing the respective shareholding position, until two business days prior to the Special Shareholders’ Meeting date.

The shareholder’s position as the holder of common shares will be confirmed by the verification of the share registry book.

Shareholders may be represented at the Shareholders’ Meeting by proxy given less than one year before the date of the Special Shareholders’ Meeting, to a shareholder, company manager, lawyer, financial institution, or investment fund manager representing joint owners. The submission of the respective proxy instrument is required, and it must be deposited at the Company’s headquarters, with the Investor Relations Department, no later than 5:30 p.m. on February 10, 2009, the failure of which shall result in the inability to act as proxy.

São Paulo, January 27, 2009.

(Call notice for the Special Shareholders Meeting of Ultrapar Participações S.A. on January 27, 2009)

PAULO GUILHERME AGUIAR CUNHA
Chairman

THE RIGHTS TO SUBSCRIBE FOR COMMON OR PREFERRED SHARES OF REFINARIA DE PETRÓLEO RIOGRANDENSE S.A. ("RPR") AND ANY COMMON OR PREFERRED SHARES OF RPR ISSUED AS A RESULT OF THE EXERCISE OF SUCH RIGHTS (COLLECTIVELY, THE "SECURITIES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED, OR EXEMPT FROM, OR NOT SUBJECT TO REGISTRATION UNDER THE SECURITIES ACT.

THE INFORMATION HEREIN DOES NOT CONSTITUTE AN OFFER OF SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THE SECURITIES, IN THE UNITED STATES. NEITHER THIS INFORMATION NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED INTO THE UNITED STATES OR DISTRIBUTED OR DISSEMINATED IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF THE U.S. SECURITIES LAWS.  THE DISTRIBUTION OF THIS DOCUMENT IN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW, AND PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS.

THIS DOCUMENT HAS BEEN PUBLISHED OR HAS BEEN DISTRIBUTED BY ULTRAPAR TO ULTRAPAR SHAREHOLDERS IN BRAZIL AND HAS BEEN FURNISHED TO THE SECURITIES EXCHANGE COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF RULE 13A-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 27, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Call Notice for Special Shareholders’ Meeting)